SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.1

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ZYNGA INC.

(Name of Subject Company (Issuer))

ZYNGA INC.

(Issuer)

TAKE-TWO INTERACTIVE SOFTWARE, INC.

(Affiliate of Issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

0.25% Convertible Senior Notes due 2024

and 0% Convertible Senior Notes due 2026

(Title of Class of Securities)

98986T AB4

98986T AD0

(CUSIP Number of Class of Securities)

Strauss Zelnick

Chairman and Chief Executive Officer

Take-Two Interactive Software, Inc.

110 West 44th Street

New York, New York 10036

(646) 536-2842

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Adam Turteltaub, Esq.

Laura Delanoy, Esq.

Sean Ewen, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

May 23, 2022

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (“Amendment No. 1”) amends the Tender Offer Statement on Schedule TO originally filed by Zynga Inc., as subject company and issuer (the “Successor Company”), and Take-Two Interactive Software, Inc., as an affiliate of the issuer (“Parent”), with the Securities and Exchange Commission on May 23, 2022 (the “Original Schedule TO”, and together with this Amendment No. 1 and any subsequent amendments and supplements thereto, the “Schedule TO”) relating to the right of each holder of the applicable Notes (as defined below) to require the Successor Company to repurchase, at such holder’s option:

•

in the case of the 2024 Notes (as defined below), 100% of the principal amount of the 2024 Notes, plus accrued and unpaid interest thereon to, but excluding, June 23, 2022, pursuant to the terms and conditions of (i) the Offer to Purchase and Notice of Fundamental Change, Make-Whole Fundamental Change, Share Exchange Event, Settlement Method and Entry into Supplemental Indenture to holders of 0.25% Convertible Senior Notes due 2024 (the “2024 Notes”), dated May 23, 2022 (the “2024 Notes Notice”), attached as Exhibit (a)(1)(i) to the Original Schedule TO, (ii) the 2024 Indenture (as defined in the Original Schedule TO) and (iii) the 2024 Notes; and

•

in the case of the 2026 Notes (as defined below), 100% of the principal amount of the 2026 Notes pursuant to the terms and conditions of (i) the Offer to Purchase and Notice of Fundamental Change, Make-Whole Fundamental Change, Share Exchange Event, Settlement Method and Entry into Supplemental Indenture to holders of 0.00% Convertible Senior Notes due 2026 (the “2026 Notes” and, together with the 2024 Notes, the “Notes”), dated May 23, 2022 (the “2026 Notes Notice” and, together with the 2024 Notes Notice, the “Notes Notices”), attached as Exhibit (a)(1)(ii) to the Original Schedule TO, (ii) the 2026 Indenture (as defined in the Original Schedule TO) and (iii) the 2026 Notes.

The information in the Notes Notices, which were previously filed with the Original Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and restated to the extent specifically provided in this Amendment No. 1.

This Schedule TO is filed by Parent and the Successor Company and is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Notes Notices, as applicable.

Items 1 through 9, and Item 11.

Items 1 through 9, and Item 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Notes Notices, are hereby amended as follows:

The first paragraph under the heading “Cautionary Note Regarding Forward-Looking Statements” in the 2024 Notes Notice and the 2026 Notes Notice is hereby amended and restated in its entirety as follows:

Certain statements in this Notice or incorporated by reference herein may constitute forward-looking statements. These statements are based on current expectations, estimates, or forecasts about our businesses, the industries in which we operate, and the current beliefs and assumptions of management; they do not relate strictly to historical or current facts. Without limiting the foregoing, words or phrases such as “expect,” “anticipate,” “goal,” “project,” “intend,” “plan,” “believe,” “seek,” “may,” “could,” “aspire,” and variations of such words and similar expressions generally identify forward-looking statements. In addition, any statements that refer to predictions or projections of our future financial performance, anticipated growth, strategic objectives, performance drivers and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions about future events, activities or developments and are subject to numerous risks, uncertainties, and assumptions that are difficult to predict, including: risks that the Combination disrupts our current plans and operations; the diversion of our management team from its ongoing business operations; our ability to retain key personnel; our ability to realize the benefits of the Combination, including net bookings opportunities and cost synergies; the ability to successfully integrate Old Zynga’s business with Parent’s business or to integrate the businesses within the anticipated timeframe; the outcome of any legal proceedings that may be instituted against us in connection with the Combination; the uncertainty of the impact of the COVID-19 pandemic and measures taken in response thereto; the effect of economic, market or business conditions, including competition, consumer demand and the discretionary spending patterns of customers, or changes in such conditions, have on our operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, the development, launch or monetization of games and other products, and customer engagement, retention and growth; the risks of conducting our business internationally; the impact of changes in interest rates by the Federal Reserve and other central banks; the impact of potential inflation, volatility in foreign currency exchange rates and supply chain disruptions; and the ability to maintain acceptable pricing levels and monetization rates for our games. We caution that undue reliance should not be placed on such forward-looking statements, which speak only as of the date made. Other important factors and information are contained in Parent’s and Old Zynga’s most recent Annual Reports on Form 10-K, including the risks summarized in the section entitled “Risk Factors,” Old Zynga’s most recent Quarterly Report on Form 10-Q, and each company’s other periodic filings with the SEC. Except to the extent required by law, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase and Notice of Fundamental Change, Make-Whole Fundamental Change, Share Exchange Event, Settlement Method and Entry into Supplemental Indenture to Holders of 0.25% Convertible Senior Notes due 2024, dated May 23, 2022.*

(a)(1)(ii)	Offer to Purchase and Notice of Fundamental Change, Make-Whole Fundamental Change, Share Exchange Event, Settlement Method and Entry into Supplemental Indenture to Holders of 0% Convertible Senior Notes due 2026, dated May 23, 2022.*

(a)(2)-(4)	Not applicable.

(a)(5)	Press Release, dated May 23, 2022, announcing tender offer for Zynga Inc.’s 0.25% Convertible Senior Notes due 2024 and 0% Convertible Senior Notes due 2026.*

(b)	None.

(d)(1)	Indenture, dated June 14, 2019, between Zynga Inc. and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as trustee (incorporated by reference herein to Exhibit 4.1 to the Current Report on Form 8-K filed by Zynga Inc. on June 14, 2019).

(d)(2)	First Supplemental Indenture, dated May 23, 2022, by and among Zynga Inc., Zebra MS II, Inc. and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as trustee (incorporated by reference herein to Exhibit 4.1 to the Current Report on Form 8-K filed by Zynga Inc. on the date hereof).

(d)(3)	Indenture, dated December 17, 2020, between Zynga Inc. and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as trustee (incorporated by reference herein to Exhibit 4.1 to the Current Report on Form 8-K filed by Zynga Inc. on December 17, 2020).

(d)(4)	First Supplemental Indenture, dated May 23, 2022, by and among Zynga Inc., Zebra MS II, Inc. and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as trustee (incorporated by reference herein to Exhibit 4.2 to the Current Report on Form 8-K filed by Zynga Inc. on the date hereof).

(d)(5)	Agreement and Plan of Merger, dated as of January 9, 2022, by and among Take-Two Interactive Software, Inc., Zynga Inc., Zebra MS I, Inc., and Zebra MS II, Inc. (incorporated by reference herein to Exhibit 2.1 of Zynga Inc.’s Current Report on Form 8-K filed on January 10, 2022).

(d)(6)	Amendment to the Agreement and Plan of Merger, dated as of March 10, 2022, by and among Take-Two Interactive Software, Inc., Zebra MS I, Inc., Zebra MS II, Inc. and Zynga Inc. (incorporated by reference herein to Exhibit 2.2 of Take-Two Interactive Software, Inc.’s Registration Statement on Form S-4 filed on March 14, 2022).

(d)(7)	Second Amendment to the Agreement and Plan of Merger, dated as of May 4, 2022, by and among Take-Two Interactive Software, Inc., Zebra MS I, Inc., Zebra MS II, Inc. and Zynga Inc. (incorporated by reference herein to Exhibit 2.1 of Zynga Inc.’s Current Report on Form 8-K filed on May 5, 2022).

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.**

*	Previously filed.
**	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Zynga Inc.

By:	/s/ Matthew Breitman
Name: Matthew Breitman Title: Vice President

Take-Two Interactive Software, Inc.

By:	/s/ Matthew Breitman
Name: Matthew Breitman Title: Senior Vice President & General Counsel Americas

Date: May 31, 2022

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase and Notice of Fundamental Change, Make-Whole Fundamental Change, Share Exchange Event, Settlement Method and Entry into Supplemental Indenture to Holders of 0.25% Convertible Senior Notes due 2024, dated May 23, 2022.*

(a)(1)(ii)	Offer to Purchase and Notice of Fundamental Change, Make-Whole Fundamental Change, Share Exchange Event, Settlement Method and Entry into Supplemental Indenture to Holders of 0% Convertible Senior Notes due 2026, dated May 23, 2022.*

(a)(5)	Press Release, dated May 23, 2022, announcing tender offer for Zynga Inc.’s 0.25% Convertible Senior Notes due 2024 and 0% Convertible Senior Notes due 2026.*

(d)(1)	Indenture, dated June 14, 2019, between Zynga Inc. and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as trustee (incorporated by reference herein to Exhibit 4.1 to the Current Report on Form 8-K filed by Zynga Inc. on June 14, 2019).

(d)(2)	First Supplemental Indenture, dated May 23, 2022, by and among Zynga Inc., Zebra MS II, Inc. and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as trustee (incorporated by reference herein to Exhibit 4.1 to the Current Report on Form 8-K filed by Zynga Inc. on the date hereof).

(d)(3)	Indenture, dated December 17, 2020, between Zynga Inc. and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as trustee (incorporated by reference herein to Exhibit 4.1 to the Current Report on Form 8-K filed by Zynga Inc. on December 17, 2020).

(d)(4)	First Supplemental Indenture, dated May 23, 2022, by and among Zynga Inc., Zebra MS II, Inc. and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as trustee (incorporated by reference herein to Exhibit 4.2 to the Current Report on Form 8-K filed by Zynga Inc. on the date hereof).

(d)(5)	Agreement and Plan of Merger, dated as of January 9, 2022, by and among Take-Two Interactive Software, Inc., Zynga Inc., Zebra MS I, Inc., and Zebra MS II, Inc. (incorporated by reference herein to Exhibit 2.1 of Zynga Inc.’s Current Report on Form 8-K filed on January 10, 2022).

(d)(6)	Amendment to the Agreement and Plan of Merger, dated as of March 10, 2022, by and among Take-Two Interactive Software, Inc., Zebra MS I, Inc., Zebra MS II, Inc. and Zynga Inc. (incorporated by reference herein to Exhibit 2.2 of Take-Two Interactive Software, Inc.’s Registration Statement on Form S-4 filed on March 14, 2022).

(d)(7)	Second Amendment to the Agreement and Plan of Merger, dated as of May 4, 2022, by and among Take-Two Interactive Software, Inc., Zebra MS I, Inc., Zebra MS II, Inc. and Zynga Inc. (incorporated by reference herein to Exhibit 2.1 of Zynga Inc.’s Current Report on Form 8-K filed on May 5, 2022).

107	Filing Fee Table.**

*	Previously filed.
**	Filed herewith.